04018233

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response . . .	12.00

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 27 2004 WASH. D.C. 158

SEC FILE NUMBER
8-36420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Merriman Curhan Ford & Co.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Montgomery Street, 18th Floor

(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Hiestand **(415) 248-5640**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

555 California Street, Suite 1700	**San Francisco**	**CA**	**94104**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Hiestand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Merriman Curhan Ford & Co., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 24 DAY OF Feb, 2004,
BY John Hiestand

KPDelBosque
NOTARY PUBLIC
Notary Public

KATHRYN P. DEL BOSQUE
Commission # 1453687
Notary Public - California
San Francisco County
My Comm. Expires Nov 28, 2007

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Merriman Curhan Ford & Co.
(A wholly owned subsidiary of MCF Corporation)

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 4,377,248
Securities owned:	
Marketable, at fair value	608,665
Not readily marketable, at estimated fair value	637,533
Deposit at clearing organization	500,000
Due from clearing broker	775,697
Accounts receivable	498,236
Equipment and fixtures, net	192,420
Prepaid expenses and other assets	172,898
Total assets	$ 7,762,697
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	$ 167,907
Commissions payable	1,006,192
Accrued liabilities	917,437
Due to clearing and other brokers	154,995
Securities sold, not yet purchased	225
Capital lease obligations	24,401
Payable to affiliated companies	647,534
Total liabilities	2,918,691
Stockholder's equity:	
Common stock, 100,000 shares authorized; 45,919 shares issued and outstanding	35,000
Additional paid-in capital	3,251,340
Retained earnings	1,557,666
Total stockholder's equity	4,844,006
Total liabilities and stockholder's equity	$ 7,762,697

See accompanying notes to financial statements.